================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             CHASE INDUSTRIES INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   161568-10-0
                                 (CUSIP Number)

                               ROBERT F. B. LOGAN
                                    PRESIDENT

                          CHASE ACQUISITION CORPORATION
                               1209 ORANGE STREET
                              WILMINGTON, DE 19801
                                 (561) 231-7490

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 With a Copy to:

                               CRAIG L. GODSHALL
                                     DECHERT
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                       PHILADELPHIA, PENNSYLVANIA  19103
                                 (215) 994-4000

                               December 14, 2000
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                                 SCHEDULE 13D

CUSIP NO. 161568-10-0                                        Page 2 of 7 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      CHASE ACQUISITION CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,139,827**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,139,827**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,139,827**
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

      ** Excludes 6,150,118 shares of non-voting common stock, all or a portion may be converted into voting common stock. The shares of common stock are currently directly owned by Court Square Capital Limited ("Court Square") and are subject to a Contribution Agreement dated as of December 18, 2000 by and between Court Square and Chase Acquisition Corporation ("Chase") pursuant to which Court Square will contribute such common stock to Chase subject to certain conditions.

                                 SCHEDULE 13D

CUSIP NO. 161568-10-0                                        Page 3 of 7 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      COURT SQUARE CAPITAL LIMITED
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,139,827**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,139,827**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,139,827**
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.5%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

      ** Excludes 6,150,118 shares of non-voting common stock, all or a portion may be converted into voting common stock.

                                 SCHEDULE 13D

CUSIP NO. 161568-10-0                                        Page 4 of 7 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      CITICORP BANKING CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,139,827**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,139,827**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,139,827**
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.5%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------

      ** Excludes 6,150,118 shares of non-voting common stock, all or a portion may be converted into voting common stock.

                                 SCHEDULE 13D

CUSIP NO. 161568-10-0                                        Page 5 of 7 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      CITICORP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,139,827**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,139,827**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,139,827**
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      ** Excludes 6,150,118 shares of non-voting common stock, all or a portion may be converted into voting common stock.

                                 SCHEDULE 13D

CUSIP NO. 161568-10-0                                        Page 6 of 7 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      CITIGROUP HOLDINGS COMPANY
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,139,827**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,139,827**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,139,827**
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.5%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------
      ** Excludes 6,150,118 shares of non-voting common stock, all or a portion may be converted into voting stock.

                                 SCHEDULE 13D

CUSIP NO. 161568-10-0                                        Page 7 of 7 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      CITIGROUP INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,142,827**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,142,827**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,142,827**

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.5%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------
      ** Excludes 6,150,118 shares of non-voting common stock, all or a portion of which may be converted into common stock.

                                  SCHEDULE 13D

     This statement on Schedule 13D (this "Statement") relates to the purchase of 1,139,827 shares (the "Court Square Common Stock") of common stock, par value $0.01 per share (the "Common Stock"), of Chase Industries, Inc., a Delaware corporation (the "Company"), and 6,150,118 shares (the "Court Non-Voting Stock") of non-voting common stock, par value $0.01 (the "Non-Voting Stock"), of the Company, by Court Square Capital Limited, a Delaware corporation ("Court Square"). Court Square has entered into a Contribution Agreement (the "Contribution Agreement") with Chase Acquisition Corporation, a Delaware corporation ("Chase"), pursuant to which, subject to certain conditions, Court Square intends to make a capital contribution of the Court Square Common Stock and the Court Square Non-Voting Stock (collectively, the "Transferred Shares") to Chase. Chase has commenced a tender offer for up to 2,300,000 shares of the Common Stock (the "Tender Shares") and has announced that it will acquire the remainder of the Common Stock in a subsequent cash merger.

ITEM 1.    SECURITY AND ISSUER.

          This Statement on Schedule 13D relates to shares of the common stock, par value $0.01 per share, of Chase Industries Inc., a Delaware corporation (the "Company"), with its principal executive offices at 14212 County Road, M-50, Montpelier, Ohio 43543.

ITEM 2.    IDENTITY AND BACKGROUND.

          (a) This Statement on Schedule 13D is being filed by each of the following persons pursuant to Rule 13(d)-(1)(a) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"): (i) Chase Acquisition Corporation, a Delaware corporation ("Chase"), by virtue of beneficially owning the Common Stock and Non-Voting Stock directly owned by Court Square Capital Limited, a Delaware corporation ("Court Square") pursuant to the Contribution Agreement, (ii) Court Square, by virtue of its direct beneficial ownership of Common Stock, (iii) Citicorp Banking Corporation, a Delaware corporation ("CBC"), by virtue of its ownership of all of the outstanding common stock of Court Square, (iv) Citicorp, a Delaware corporation ("Citicorp"), by virtue of its ownership of all of the outstanding common stock of CBC, (v) Citigroup Holdings Company, a Delaware corporation ("Citigroup Holdings"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (vi) Citigroup Inc., a Delaware corporation ("Citigroup"), by virtue of its ownership of all the outstanding common stock of Citigroup Holdings (collectively, the "Reporting Persons").

          Attached as Schedule A is information concerning each executive officer and director of each of Chase, Court Square and Citigroup, which is ultimately in control of Court Square. Schedule A is incorporated into and made a part of this Statement on Schedule 13D.

     (b) The address of the principal business and principal office of Chase is 1209 Orange Street, Wilmington, DE 19801. The address of the principal business and principal office of each of Court Square, Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of CBC is One Penn's Way, New Castle, Delaware 19720. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, the business address of each executive officer and director of Chase and Court Square named in Schedule A to this Statement on Schedule 13D is c/o Court Square Capital Limited, 399 Park Avenue, New York, New York 10043. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, the business address of each executive officer and director of Citigroup named in Schedule A to this Statement on Schedule 13D is c/o Citigroup Inc., 399 Park Avenue, New York, New York 10043.

     (c) Chase is a newly-formed entity whose purpose is to hold the securities of the Company and, pursuant to a cash merger, is expected to be merged into the Company. Court Square's principal business is investing in leveraged buy-outs. CBC is a holding company, principally engaged, through its subsidiaries, in the general financial services business. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

     (d) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Chase, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Statement on Schedule 13D is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On December 12, 2000, Court Square paid for the Transferred Shares from Citicorp Venture Capital Ltd., an affiliate of Court Square, for $10.50 per share, subject to adjustment. Court Square expects the certificates for the Transferred Shares to be made in Court Square's name shortly. Court Square contemplates conveying the Transferred Shares to Chase as a capital contribution pursuant to the Contribution Agreement.

          The total amount of funds required for Chase to purchase the Tender Shares (the "Offer"), to purchase the remaining outstanding shares of Common Stock through a subsequent cash merger (the "Proposed Merger"), and to pay fees and expenses related thereto is estimated to be approximately $105,000,000. Chase plans to obtain all funds needed for the Offer and Proposed Merger through borrowings under two credit facilities with one or more commercial banks in respect of which Chase has obtained two commitment letters (the "PNC Commitment Letters") from PNC Bank, National Association ("PNC") providing for a $30,000,000 senior secured tender offer credit facility (the "Tender Facility") and a $120,000,000 aggregate senior secured credit facility comprised of two revolving credit facilities, two term loans and an equipment line (the "Merger Facilities" and, together with the Tender Facility, the "Credit Facilities"). The PNC Commitment Letters indicate the bank's willingness to provide funding on customary terms and conditions. The Offer will be financed in part pursuant to the Tender Facility, with the Proposed Merger being financed in part pursuant to the Merger Facilities, under which the Company, as the surviving corporation in the Proposed Merger (the "Surviving Corporation"), will be the Borrower. As used herein, "Borrower" refers to Chase under the Tender Facility and the Company, as the Surviving Corporation in the Proposed Merger, under the Merger Facilities. Proceeds of the Tender Facility may be used to finance the purchase of the Tender Shares, to pay up to six months interest on the Tender Facility and to pay fees and expenses of the Tender Offer. Proceeds of the Merger Facilities may be used (i) to refinance the borrowings of Chase under the Tender Facility, (ii) to finance the payment of the consideration payable in the Proposed Merger to holders of the capital stock of the Company, (iii) to refinance existing indebtedness of the Company, and (iv) the payment of the fees and expenses of the Proposed Merger and the Offer. In addition, the proceeds under the revolving credit portion of the Merger Facilities may be used for working capital and general corporate purposes. Any debt incurred to fund the purchase of the Tender Shares in the Offer is expected to be repaid upon the earlier of (i) nine months from the date on which the Offer was made, (ii) six months after the first draw under the Tender Facility, or (iii) the date on which the Proposed Merger is effective.

          Based upon the commitment letters and related term sheets, the Credit Facilities will contain restrictive covenants that limit the Borrower with respect to, among other things, creating liens upon its assets and disposing of material amounts of assets other than in the ordinary course of business. The Borrower will also be required to meet certain financial tests under the Credit Facilities. Obligations under the Tender Facility will be secured by a perfected first priority security interest in all securities of the Company owned by Chase, whether acquired in the Offer or otherwise. The Merger Facilities will be guaranteed by each existing and subsequently acquired or organized domestic subsidiary of the Borrower (the "Guarantors") and secured by substantially all present and future assets of the Borrower and the Guarantors, other than the assets of the foreign subsidiaries of the Borrower.

          Chase may terminate or amend the Offer and may postpone the acceptance for payment of and payment for the Tender Shares or the shares to be purchased pursuant to the Proposed Merger if Chase does not receive sufficient financing, on terms at least as favorable to Chase as are contained in the PNC Commitment Letters, to pay the aggregate consideration payable in connection with the Offer , and not satisfied that it will have funding available following the Offer sufficient to fund the Proposed Merger and the ongoing working capital needs of the Borrower (it being agreed that Chase will use reasonable commercial efforts to consummate the financing pursuant to the PNC Commitment Letters, subject to satisfactory documentation in Chase's reasonable discretion).

          Except for the shares of Common Stock directly beneficially owned by Court Square, all interests, direct and indirect, in the Common Stock reported in this Schedule 13D were acquired by certain subsidiaries of Citigroup for managed accounts with funds provided by third party customers.

ITEM 4.    PURPOSE OF TRANSACTION.

          General. The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. Chase presently intends, as soon as practicable after consummation of the Offer to seek to have the Company consummate the Proposed Merger. At the effective time of the Proposed Merger, each share of Common Stock and each share of Non-Voting Stock (collectively, the "Shares") that is issued and outstanding immediately prior to the effective time of the Proposed Merger (other than Shares owned by Chase) would be converted into an amount in cash equal to the highest price per Share paid in the Offer.

          Court Square and Chase currently intend to pursue the Proposed Merger following consummation of the Offer. However, as Court Square and Chase are seeking to negotiate with respect to the acquisition of the Company, Court Square and Chase reserve the right to amend the terms of the Proposed Merger or to pursue an alternative second-step business combination transaction involving the Company in which the Shares not owned by Chase would be converted into or exchanged for cash, shares of Chase common stock and/or other securities or consideration.

          The timing of consummation of the Offer and the Proposed Merger will depend on a variety of factors and legal requirements, the actions of the Board of Directors of the Company, the number of Shares (if any) acquired by Chase pursuant to the Offer, and whether the conditions to the Offer have been satisfied or waived.

          Certain terms of the related rights to purchase shares of Junior Participating Preferred Stock of the Company (the "Rights") and certain provisions of the Delaware General Corporation Law (the "DGCL") may affect the ability of Chase to obtain control of the Company and to cause Chase to consummate the Proposed Merger. A condition to implementing the Proposed Merger is that Chase be satisfied that Section 203 of the DGCL is not an impediment to the consummation of the Proposed Merger. Chase believes that, if the Rights have been redeemed by the Board of Directors of the Company or if Chase is satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger and if the financing condition as described in Item 3 and the condition set forth above are satisfied, it should be able to implement the Proposed Merger. Nevertheless, Chase can give no assurance that the Proposed Merger will be consummated or as to the timing of the Proposed Merger if it is consummated. The Offer and the Proposed Merger are subject to customary conditions, including regulatory approvals and receipt of the financing on the terms outlined in the PNC Commitment Letters, and approval of the Company's Board of Directors.

          Effects of the Offer and the Proposed Merger. If the Offer and the Proposed Merger are consummated, immediately following the Proposed Merger, (1) Court Square, (2) Robert F. B. Logan, who is currently a minority stockholder of Chase ("Mr. Logan"), and (3) certain management investors who may decide to invest directly in Chase will collectively own all the equity interests of the Company (provided that following the Proposed Merger if PNC elects to exercise its right to invest in the Company pursuant to the financing terms, then PNC may own an equity interest in the Company) and will be entitled to all benefits resulting from such interests, including all income generated by the Company's operations and any future increase in the Company's value. Similarly, such parties will bear the risk of losses generated by the Company's operations and any future decrease in the value of the Company after the Proposed Merger. Subsequent to the Proposed Merger, the stockholders who tendered into the Offer and the stockholders who were cashed out in the Proposed Merger (collectively, the "Public Stockholders") will cease to have an equity interest in the Company, will not have the opportunity to participate in the earnings and growth of the Company after the Proposed Merger and will not face the risk of losses generated by the Company's operations or decline in the value of the Company after the Proposed Merger. Accordingly, the Public Stockholders will not have the opportunity to participate in the earnings and growth of the Company after the consummation of the Proposed Merger and will not have any right to vote on corporate matters. In addition, the Public Stockholders will not be entitled to share in any premium which might be payable by an unrelated third-party acquiror of all of the Shares in a sale transaction, if any, occurring after the consummation of the Proposed Merger. No such transactions are contemplated at this time. However, such Public Stockholders will not face the risk of losses generated by the Company's operations or any decrease in the value of the Company after the consummation of the Proposed Merger.

          Plans for the Company After the Offer and the Proposed Merger. Upon consummation of the Proposed Merger, the Company will become a privately held corporation.

          The Shares are currently listed for quotation on the New York Stock Exchange. However, as a result of the Proposed Merger and following consummation of the Proposed Merger, the Company will be entirely owned by Court Square, Mr. Logan and certain management investors who may decide to invest directly in Chase (provided that following the Proposed Merger if PNC elects to exercise its right to invest in the Company pursuant to the financing terms, then PNC may also own an equity interest in the Company), and there will be no public market for the Shares. Following the consummation of the Proposed Merger, the Shares will no longer be quoted on the New York Stock Exchange and Chase intends to terminate the registration of the Shares under the Act. Accordingly, after the Proposed Merger there will be no publicly traded equity securities of the Company. Moreover, after the Proposed Merger, the Company may deregister the Shares in which event the Company will no longer be legally required to file periodic reports with the Commission, under the Act (although it may continue to do so if contractually required under any agreements governing its indebtedness or indebtedness of its subsidiaries), and will no longer be required to comply with the proxy rules of Regulation 14A under Section 14 under the Act. In addition, the Company's officers, directors and stockholders who beneficially own 10% or more of the Shares will be relieved of the reporting requirements and restrictions on "short-swing" trading contained in Section 16 of the Act with respect to the Shares. It is expected that, if Shares are not accepted for payment by Chase pursuant to the Offer and the Merger is not consummated, the Company's current management, under the general direction of the Company's Board of Directors, will continue to manage the Company as an ongoing business.

          Upon consummation of the Proposed Merger, Chase and Court Square intend to have the Board of Directors of the Surviving Corporation consists of Mr. Logan, Thomas F. McWilliams ("Mr. McWilliams") and Charles E. Corpening. Chase and Court Square also intend to designate Mr. Logan as the President and Chief Executive Officer of the Surviving Corporation in the Proposed Merger. Chase and Court Square do not anticipate making any other changes in management.

          The Company and Martin V. Alonzo ("Mr. Alonzo") are parties to an Employment Agreement dated as of November 10, 1994 (the "Employment Agreement"). Pursuant to the Employment Agreement, the Company agreed to employ Mr. Alonzo as its Chairman of the Board, President and Chief Executive Officer. Upon the consummation of the Proposed Merger, Chase and Court Square intend to terminate the Employment Agreement. If the Employment Agreement is terminated, the Company may be required to pay severance to Mr. Alonzo in the amounts and in the manner specified by the Employment Agreement.

          The Company also recently announced that it has engaged Robinson-Humphrey, a subsidiary of Salomon Smith Barney Inc., an indirect wholly-owned subsidiary of Citigroup, to review all strategic alternatives for the Company's subsidiary Leavitt Tube Company, including the sale of Leavitt Tube. After the consummation of the Offer and the Proposed Merger, Chase and Court Square intend to continue to pursue the evaluation of strategic alternatives for Leavitt Tube, including the sale of such subsidiary or its assets.

          In connection with the Offer and the Proposed Merger, Court Square and Chase have reviewed, and will continue to review, various possible business strategies that they might consider in the event that Chase acquires control of the Company. In addition, if and to the extent that Chase acquires control of the Company, Court Square and Chase intend to conduct a detailed review of the Company and its assets, financial projections, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such strategies could include, among other things, changes in the Company's business, facility locations, corporate structure, marketing strategies, capitalization or management.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date of this filing, Court Square owns 1,139,827 shares of Common Stock (12.5% of all shares of the Common Stock outstanding ). By the terms of the Company's Certificate of Incorporation, Court Square may convert shares of Non-Voting Stock into shares of Common Stock only to the extent permitted by applicable law. Court Square presently owns 6,150,118 shares of Non-Voting Stock which Court Square, under certain circumstances, could convert into Common Stock. Court Square owns 47.7% of all outstanding shares of Common Stock and Non-Voting Stock treated as a single class. Certain subsidiaries of Citigroup directly beneficially own 3,000 shares of Common Stock which represent less than 1% of all shares of Common Stock outstanding. Percentages are based on the number of shares of Common Stock and Non-Voting Stock issued and outstanding as of November 6, 2000 as reported in the Company's most recent 10-Q.

          (b) Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of the 1,139,827 shares of Common Stock owned by Court Square by virtue of, and this form is being filed by CBC, Citicorp, Citigroup Holdings and Citigroup solely because of, CBC's 100% ownership interest in Court Square, Citicorp's 100% ownership interest in CBC, Citigroup Holdings' 100% ownership interest in Citicorp and Citigroup's 100% interest in Citigroup Holdings.

          To the best of the knowledge of Chase and Court Square, after making reasonable inquiry, all such directors and executive officers and all directors of the Company who are representatives of Court Square currently intend to tender their Shares into the Offer, except to the extent that the tendering would subject that person to the "short-swing profit" rules of Section 16(b) of the Act. Mr. McWilliams has an indirect pecuniary interest in 223,045 Shares held by a family partnership in which shares Mr. McWilliams may be deemed to have a beneficial ownership interest under Rule 13d-3 of the Securities Act of 1933, as amended, and while Chase believes that such family partnership will tender its shares, Chase has no commitment such family partnership will do so. Except as indicated below, the executive officers and directors of Citigroup, Court Square and Chase do not own any Shares.

                                   Amount and Nature of
                                   Percent of Beneficial      Percent of Total
      Beneficial Owner                  Ownership             Common Stock (1)
------------------------------    ----------------------   ---------------------
Thomas F. McWilliams..........              17,938 (2)               *
Charles E. Corpening..........              16,852 (3)               *
William T. Comfort............             200,000                   *
James A. Urry.................             100,000                   *

*   Less than 1% of the Shares.

(1) Percentages are based on the number of shares of Common Stock and Non-Voting Stock issued and outstanding as of November 6, 2000 as reported in the Company's Form 10-Q for the quarterly period ended September 30, 2000 (the "Company 10-Q"). Percentages give effect to the 6,150,118 shares of Non-Voting Stock outstanding as of the date of this Offer to Purchase.

(2) Includes 10,438 Shares subject to stock options granted under the Company's 1997 Non-Employee Director Stock Option Plan (the "Director Stock Option Plan") and 7,500 shares subject to stock options granted under the 1994 Long Term Incentive Plan (the "1994 Incentive Plan"), all of which currently are exercisable. Excludes 223,045 Shares held by a family partnership in which Shares Mr. McWilliams has an indirect pecuniary interest and may be deemed to have a beneficial ownership interest under Rule 13d-3 of the Securities Act of 1933. Excludes any Shares subject to stock options granted since April 2000 under the Director Stock Option Plan to Mr. McWilliams.

(6) Consists solely of 9,352 Shares subject to stock options granted under the Director Stock Option Plan that currently are exercisable and 7,500 Shares subject to stock options granted under the 1994 Incentive Plan that are exercisable within 60 days of this Offer to Purchase. Excludes any Shares subject to stock options granted since April 2000 under the Director Stock Option plan to Mr. Corpening.

          (c) Except for the transactions contemplated by the Contribution Agreement and the purchase by Court Square of 1,139,827 shares of Common Stock and 6,150,118 shares of Non-Voting Stock from Citicorp Venture Capital Ltd. ("CVC") as described in Item 3, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Statement on Schedule 13D, has effected a transaction in shares of Common Stock during the past 60 days (excluding transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third party customers).

          (d) No person other than Court Square has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Court Square.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On December 12, 2000, Court Square paid CVC, an affiliate of Chase and Court Square, for all of the Shares owned by CVC (the "CVC Shares"), for a purchase price of $10.50 per share, subject to adjustment (the "CVC Transfer"). Court Square expects the certificates for the CVC Shares to be made in Court Square's name shortly.

          CVC is a party to a Voting Agreement, dated as of November 10, 1994 (the "Voting Agreement"), by and between CVC, the Company and Mr. Alonzo. Pursuant to the Voting Agreement, the Company has agreed to use its best efforts to cause up to two designees of CVC and one designee of Mr. Alonzo to be nominated for election as directors of the Company, and each of CVC and Mr. Alonzo have agreed to vote their respective Shares in favor of such designees. By virtue of the CVC Transfer, Court Square must vote the CVC Shares in favor of Mr. Alonzo as a director of the Company, in compliance with the Voting Agreement. By its terms, the Voting Agreement terminates when Mr. Alonzo no longer owns 1% or more of the Shares outstanding. Upon consummation of the Proposed Merger, all of the Shares owned by Mr. Alonzo will be converted into the right to receive an amount in cash equal to the highest price paid per Share in the Offer, and consequently, the Voting Agreement will terminate.

          CVC is also a party to a Registration Rights Agreement, dated as of November 10, 1994 (the "Registration Rights Agreement"), by and between CVC, the Company and Mr. Alonzo. Pursuant to the Registration Rights Agreement, the Company has granted CVC and Mr. Alonzo certain registration rights relating to the Shares owned by them. Court Square has obtained CVC's registration rights by virtue of its acquisition of the CVC Shares. Upon consummation of the Proposed Merger, all of the Shares owned by Mr. Alonzo will be converted into the right to receive an amount in cash equal to the highest price paid per Share in the Offer, and consequently, he will have no Shares subject to the registration rights.

          CVC is also a party to an Exchange Agreement, dated as of November 4, 1994 (the "Exchange Agreement"), by and between CVC and the Company. Pursuant to the Exchange Agreement, the Company has granted CVC the right to exchange all or a portion of its shares of Common Stock for Non-Voting Stock, subject to the availability of authorized shares of Non-Voting Stock. Court Square has obtained CVC's rights under the Exchange Agreement by virtue of its acquisition of the CVC Shares.

          Chase and Court Square have entered into a Contribution Agreement, dated as of December 18, 2000 (the "Contribution Agreement"), whereby Court Square has agreed to contribute all Shares owned by it (the "Contributed Shares") to Chase. Court Square's obligation to contribute the Contributed Shares is conditioned upon the completion of the Offer and the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

(1)  Filing Agreement dated December 29, 2000, Re: Joint Filing of Schedule 13D.

(2) Press Release dated December 18, 2000 (incorporated by reference to Exhibit 1 on Schedule TO filed December 18, 2000 by Chase).

(3) Contribution Agreement dated as of December 18, 2000 by and between Court Square and Chase.

(4) Commitment Letter dated December 14, 2000 by and among PNC, PNC Capital Markets, Inc., CVC and Chase for the Tender Facility.

(5) Commitment Letter dated December 14, 2000 by and among PNC, PNC Capital Markets, Inc., CVC and Chase for the Merger Facilities.

(6) Voting Agreement dated November 4, 1994, by and among CVC, the Company and Mr. Alonzo.

(7) Registration Rights Agreement dated November 10, 1994 by and among CVC, the Company and Mr. Alonzo.

(8)  Exchange Agreement dated November 4, 1994 by and between CVC and the
     Company.

                                   SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of the reporting persons herein.

Dated:  December 29, 2000

                              CHASE ACQUISITION CORPORATION

                              By: /s/ Robert F. B. Logan
                                  -----------------------------------------
                              Name: Robert F. B. Logan

                              Title: President and Assistant Secretary

                              COURT SQUARE CAPITAL LIMITED

                              By: /s/ Charles E. Corpening
                                  -----------------------------------------
                              Name: Charles E. Corpening

                              Title: Vice President

                              CITICORP BANKING CORPORATION

                              By: /s/ William Wolf
                                  -----------------------------------------
                              Name: William Wolf

                              Title: Senior Vice President

                              CITICORP

                              By: /s/ Joseph B. Wollard
                                  -----------------------------------------
                              Name: Joseph B. Wollard

                              Title: Assistant Secretary

                            CITIGROUP HOLDINGS COMPANY

                              By: /s/ Joseph B. Wollard
                                  -----------------------------------------
                              Name: Joseph B. Wollard

                              Title: Assistant Secretary

                              CITIGROUP INC.

                              By: /s/ Joseph B. Wollard
                                 ---------------------------

                              Name:   Joseph B. Wollard

                              Title:  Assistant Secretary

                                                                      SCHEDULE A

                          CHASE ACQUISITION CORPORATION

DIRECTORS
---------

Robert F. B. Logan (United Kingdom)
Thomas F. McWilliams
Charles E. Corpening

OFFICERS                      TITLE
--------                      -----

Robert F. B. Logan            President and Assistant Secretary (United Kingdom)
Thomas F. McWilliams          Secretary and Treasurer
Charles E. Corpening          Vice President

                                                                      SCHEDULE A

                          COURT SQUARE CAPITAL LIMITED

DIRECTORS
---------

William T. Comfort
Anne Goodbody
David F. Thomas

OFFICERS                      TITLE
--------                      -----

William T. Comfort            senior executive officer
Byron L. Knief                Senior Vice President
Michael T. Bradley            Vice President
Charles E. Corpening          Vice President
Michael A. Delaney            Vice President*
Ian D. Highet                 Vice President
David Y. Howe                 Vice President
Richard E. Mayberry           Vice President
Thomas F. McWilliams          Vice President*
M. Saleem Muqaddam            Vice President
Paul C. Schorr                Vice President*
Joseph M. Silvestri           Vice President
David F. Thomas               Vice President*
James A. Urry                 Vice President
John D. Weber                 Vice President
Michael S. Goliner            Vice President
Lauren M. Connelly            Vice President & Secretary
Anthony P. Mirra              Vice President & Assistant Secretary
Darryl A. Johnson             Assistant Vice President

*Denotes the functional title of Managing Director.

                                                                      SCHEDULE A

                                 CITIGROUP INC.

DIRECTORS
---------

C. Michael Armstrong
Alain J.P. Belda (Brazil)
Kenneth J. Bialkin
Kenneth T. Derr
John M. Deutch
Gerald R. Ford (Honorary Director)
Keith W. Hughes
Ann Dibble Jordan
Robert I. Lipp
Reuben Mark
Michael T. Masin
Dudley C. Mecum
Richard D. Parsons
Andrall E. Pearson
Robert E. Rubin
Franklin A. Thomas
Sanford I. Weill
Arthur Zankel

OFFICERS                      TITLE
--------                      -----

Hamid Biglari                 Executive Officer
Winifred F.W. Bischoff        Executive Officer (Germany and United Kingdom)
Michael A. Carpenter          Executive Officer
Robert Druskin                Executive Officer
Ahmed Fahour                  Executive Officer (Australia)
Jay S. Fishman                Executive Officer
Michael B.G. Froman           Executive Officer
Roy A. Guthrie                Executive Officer
Keith W. Hughes               Executive Officer
Thomas Wade Jones             Executive Officer
Robert I. Lipp                Executive Officer
Marjorie Magner               Executive Officer
Deryck C. Maughan             Executive Officer (United Kingdom)
Victor J. Menezes             Executive Officer
Charles 0. Prince, III        Executive Officer
William R. Rhodes             Executive Officer
Robert E. Rubin               Executive Officer
Petros Sabatacakis            Executive Officer
Todd S. Thomson               Executive Officer
Sanford I. Weill              Executive Officer
Robert B. Willumstad          Executive Officer
Barbara A. Yastine            Executive Officer

                                  EXHIBIT INDEX

No.  Description
---  -----------

(1)  Filing Agreement dated December 28, 2000, Re: Joint Filing of Schedule 13D.

(2) Press Release dated December 18, 2000 (incorporated by reference to Exhibit 1 on Schedule TO filed December 18, 2000 by Chase).

(3) Contribution Agreement dated as of December 18, 2000 by and between Court Square and Chase.

(4) Commitment Letter dated December 14, 2000 by and among PNC, PNC Capital Markets, Inc., CVC and Chase for the Tender Facility.

(5) Commitment Letter dated December 14, 2000 by and among PNC, PNC Capital Markets, Inc., CVC and Chase for the Merger Facilities.

(6) Voting Agreement dated November 4, 1994, by and among CVC, the Company and Mr. Alonzo.

(7) Registration Rights Agreement dated November 10, 1994 by and among CVC, the Company and Mr. Alonzo.

(8)  Exchange Agreement dated November 4, 1994 by and between CVC and the
     Company.